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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-228020
December 13, 2018

360 Finance, Inc.

        360 Finance, Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., LLC, at 1-800-831-9146. You may also access the Company's most recent prospectus dated December 12, 2018, which is included in Amendment No. 4 to the Company's registration statement on Form F-1, as filed with the SEC on December 12, 2018, or Amendment No. 4, by visiting EDGAR on the SEC website at:

        https://www.sec.gov/Archives/edgar/data/1741530/000104746918007609/a2237339zf-1a.htm

        This free writing prospectus reflects the following amendments that were made in Amendments No. 4. All references to page numbers are to page numbers in Amendment No. 4.

RISK FACTOR

        The third paragraph under the heading "If we fail to maintain collaboration with our financial institution funding partners or to maintain sufficient capacity to originate loans to our borrowers, our reputation, results of operations and financial condition may be materially and adversely affected." on page 31 is amended as follows:

        In addition, if PRC laws and regulations impose more restrictions on our collaboration with funding partners, these financial institution funding partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of funding partners. It was recently reported that governmental authorities were seeking comments to additional regulation which will set forth more stringent rules, both from procedural and substantive perspective, for banks to cooperate with online consumer finance platforms. Regional banks, which are an important category of our funding partners, should mainly focus on serving local borrowers, and ratio of loans extended to borrowers not residing in a that regional bank's area should not exceed 20%, according to the reported draft regulation. The outstanding balance of the loans funded by regional banks was RMB17.0 billion (US$2.5 billion), representing 49.5% of the total outstanding balance of loans we had facilitated as of September 30, 2018. If regional banks are restricted from funding loans nationwide, it may materially increase the funding costs to our loans, which may adversely affect our results of operations and profitability if such increasingly stringent regulation materializes. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution funding partners, our collaboration with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

        The third sentence of the first paragraph under the heading "Participation in this offering by certain investors would reduce the available public float for our ADSs." on page 61 is amended as follows:

        In addition, there are two third-party investors who indicated interests in subscribing more than 5% of the offering, and these investors may, in the aggregate, subscribe for up to US$20 million worth of the ADSs, representing approximately 36.9% of the ADSs being offered in this offering, assuming an initial the initial offering of the ADSs, the representative may change the offering price and the other selling terms.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following paragraph is added to the end of disclosure under the heading "Share-Based Compensation" on page 121:

        In November 2018, we granted 690,023 share options with estimated fair value of RMB42 million, which is expected to be recognized over a weighted-average period of 3.02 years. We used the Binomial model to estimate the fair value of such options granted on the grant date with assistance from an independent valuation firm. The midpoint of the estimated range of the IPO price of US$8.75 per share (approximately RMB60.77) was used as the fair value of the underlying Class A ordinary shares to calculate the fair value of options granted.

UNDERWRITING

        The third sentence of the third paragraph on page 206 is amended as follows:

        In addition, there are two third-party investors who indicated interests in subscribing more than 5% of the offering, and these investors may, in the aggregate, subscribe for up to US$20 million worth of the ADSs, representing approximately 36.9% of the ADSs being offered in this offering, assuming an initial public offering price of US$17.50 per ADS, which is the mid-point of the estimated offering price range, and the underwriters do not exercise their over-allotment option.

NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

        The following sentence is added to the end of the second paragraph under the heading "13. SUBSEQUENT EVENTS" on page F-66:

        The grant date fair value per option was estimated to be RMB60.77 and the aggregate compensation expense was RMB42 million, which is expected to be recognized over a weighted-average period of 3.02 years.

LISTING OF THE ADS

        Amendments have been made throughout the Amendment No. 4 to reflect that the ADSs have been approved for listing on the Nasdaq Stock Market.

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360 Finance, Inc.